        P.O. Box 7850
        Mountain View, CA 94039-7850
August 1, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Kathleen Collins, Accounting Branch Chief

cc:	Kari Jin – Staff Accountant

Re:	Comment Letter Dated July 20, 2006 Intuit Inc.
Form 10-K for the Fiscal Year Ended July 31, 2005
Filed September 26, 2005
Form 8-K filed June 29, 2006
File No. 0-21180
Dear Ms. Collins:
     We refer to the letter dated July 20, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced filings of Intuit Inc. As discussed in a telephone conversation with the Staff on July 26, 2006, we intend to respond to the Staff’s comments by August 24, 2006.
     If you have any questions, please do not hesitate to call Tyler Cozzens at (650) 944-5574.

Sincerely,

/s/ Kiran M. Patel Kiran M. Patel Senior Vice President, Chief Financial Officer